Warrantee Inc.

June 28, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp
Dietrich King

Re:	Warrantee Inc.
Registration Statement on Form F-1, as amended
Initially Filed on June 2, 2023
File No. 333-272367

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Warrantee Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on June 30, 2023, or as soon thereafter as practicable.

Very truly yours,

Warrantee Inc.

By:	/s/ Yusuke Shono
	Name:	Yusuke Shono
	Title:	Chief Executive Officer